Exhibit 99.1

Jiayin Group Inc. Announces At-the-Market Offering of Class A Ordinary Shares Represented by American Depositary Shares

SHANGHAI, June 11, 2021 (GLOBE NEWSWIRE) —Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, announced today that it has filed a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”), under which it may offer and sell an aggregate of up to US$30 million of its Class A ordinary shares, $0.000000005 par value per share, which may be represented by American Depositary Shares (“ADSs”), each of which represents four Class A ordinary shares, from time to time through an at-the-market equity offering program (“ATM Offering”).

The Company intends to use the net proceeds from the ATM Offering to continuously grow its business in both the overseas and the mainland China markets, including conducting strategic acquisitions to strengthen our technologies, particularly big data analytics and risk management capabilities. The Company may also use a portion of the net proceeds for other general corporate purposes. The Company is not obligated to sell any ADSs under the ATM Offering. The timing of any sales will depend on a variety of factors to be determined by Jiayin.

The ADSs will be offered and sold through Roth Capital Partners, LLC as sales agent. Sales may be made at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. As a result, sales prices may vary. The ATM Offering shall be carried out by means of ordinary broker transactions, in negotiated arrangements at market prices or as otherwise agreed with the sales agent.

The ADSs will be offered under the Company’s shelf registration statement on Form F-3, which was filed on May 7, 2021 and became effective on May 26, 2021. Prospective investors should read the prospectus, the prospectus supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the prospectus and prospectus supplement) for more complete information about the Company and the ATM Offering. Copies of the prospectus supplement and accompanying prospectus relating to the ATM Offering may be obtained without charge by visiting the SEC’s website at www.sec.gov or by contacting Roth Capital Partners, LLC at 888 San Clemente Newport Beach, CA 92660, by email: RothECM@roth.com.

This press release is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Safe Harbor/Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com